Exhibit 21.1
SUBSIDIARIES OF THE COMPANY
AND JURISDICTION OF INCORPORATION OR ORGANIZATION

CAIRE Inc.	Delaware
Changzhou CEM Cryo Equipment Co., Ltd.	China
Chart Asia, Inc.	Delaware
Chart Australia Pty. Ltd	Australia
Chart Asia Investment Company Limited	Hong Kong
Chart Biomedical Limited	U.K.
Chart Cooler Service Company, Inc.	Delaware
Chart Cryogenic Distribution Equipment (Changzhou) Company Limited[1]	China
Chart Cryogenic Engineering Systems (Changzhou) Co., Ltd.	China
Chart Cryogenic Equipment (Changzhou) Co., Ltd.	China
Chart Energy & Chemicals, Inc.	Delaware
Chart Ferox, a.s.	Czech Republic
Chart Ferox GmbH	Germany
Chart Inc.	Delaware
Chart International, Inc.	Delaware
Chart International Holdings, Inc.	Delaware
GTC of Clarksville, LLC	Delaware

[1]	50% of equity interests owned indirectly by the Company.